EXHIBIT 99.1

Galapagos Announces Oral Presentations at EHA and ICML 2025 Featuring Promising New Data from ATALANTA-1 study of Investigational CAR-T Candidate GLPG5101

Mechelen, Belgium; May 14, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today announced that new data from our ongoing ATALANTA-1 Phase 1/2 study of GLPG5101 in relapsed/refractory non-Hodgkin lymphoma (R/R NHL) have been accepted for oral presentations at the 2025 European Hematology Association (EHA) Congress taking place June 12-15, 2025, in Milan, Italy, and the International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland the following week.

“At Galapagos, we are driven by a mission to expand access to transformative cell therapies for patients facing serious hematological and solid tumors, where unmet needs remain high,” said Omotayo Fasan, M.D., Clinical Development Program Head at Galapagos. “We are excited to present new data for GLPG5101 in multiple relapsed/refractory non-Hodgkin lymphoma subtypes, which continue to support our approach of rapidly delivering fresh, stem-like early memory cells to potentially improve outcomes.”

The data to be presented are summarized below:

  The oral presentation at EHA will feature new safety and longer follow-up data for GLPG5101 in 64 patients with R/R large B-cell lymphoma (DLBCL), mantle cell lymphoma (MCL), follicular lymphoma (FL), and marginal zone lymphoma (MZL) from the ongoing ATALANTA-1 Phase 1/2 study.
  The oral presentation at ICML will feature new and full results from ATALANTA-1 Cohort 3 (indolent NHL, iNHL) on safety, efficacy and translational data for GLPG5101 in patients with iNHL (follicular lymphoma and marginal zone lymphoma) from the ongoing ATALANTA-1 Phase 1/2 study.

The abstracts and presentation details are as follows:

Abstract title	Authors (Presenter)	Presentation date/session
Galapagos-driven original abstract at EHA
Low rates of high-grade toxicities with GLPG5101, a fresh, stem-like, early memory phenotype anti-CD19 CAR T- cell therapy in patients with non-Hodgkin lymphoma in the ATALANTA-1 study	Joost S.P. Vermaat, Sébastien Anguille, Maria T. Kuipers, Pim G.N.J. Mutsaers, Evelyne Willems, Michael R. Bishop, Tim J.A. Dekker, Martin Dreyling, Caron Jacobson, Sandra Blum, Omotayo Fasan, Harini Kothari, Eva Santermans, Jeevan Shetty, Kirsten Van Hoorde and Marie José Kersten

Date: June 15, 2025 Session: Gene therapy, cellular immunotherapy and vaccination - Clinical
Galapagos-driven original abstract at ICML
High CR and MRD Negativity Rates With GLPG5101, a Fresh, Stem-Like, Early Memory CD19 CAR T With 7-Day Vein-to-Vein Time: Full Results From ATALANTA-1 Cohort 3 (iNHL)	Marie José Kersten, Maria T. Kuipers, Sébastien Anguille, Evelyne Willems, Michael R. Bishop, Tim J.A. Dekker, Martin Dreyling, Caron Jacobson, Chiara Lobetti-Bodoni, Esmee Hoefsmit, Stavros Milatos, Eva Santermans, Maike Spoon, Kirsten Van Hoorde, Anna Van Muyden, Claire Vennin, Pim G.N.J. Mutsaers, Joost S.P. Vermaat	Date: June 18, 2025 Session: New cellular therapies

About GLPG5101 and ATALANTA-1 (EudraCT 2021-003272-13; NCT 06561425)
GLPG5101 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy, and feasibility of decentralized manufactured GLPG5101 are currently being evaluated in the ATALANTA-1 Phase 1/2 study in patients with relapsed/refractory non-Hodgkin lymphoma (R/R NHL).

The primary objective of the Phase 1 part of the study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of decentralized manufacturing of GLPG5101. The dose levels that were evaluated in Phase 1 are 50x106 (DL1), 110x106 (DL2) and 250x106 (DL3) CAR+ viable T-cells. The primary objective of the Phase 2 part of the study is to evaluate the Objective Response Rate (ORR) while the secondary objectives include Complete Response Rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and the feasibility of decentralized manufacturing. Each enrolled patient will be followed for 24 months.

About Galapagos’ cell therapy manufacturing platform
Galapagos’ innovative decentralized cell therapy manufacturing platform has the potential for the administration of fresh, fit cells within a median vein-to-vein time of seven days, greater physician visibility, and improved patient experience. The platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “will,” “continue,” “aim,” “future,” “potential,” “forward,” “may,” as well as similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements regarding data from the ATALANTA-1 Phase 1/2 study, statements regarding the expected timing, design and readouts of the ATALANTA-1 study, and statements regarding Galapagos’ cell therapy manufacturing platform. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risk that preliminary or interim clinical results may not be replicated in ongoing or subsequent clinical trials, the risk that ongoing and future clinical studies with Galapagos’ product candidates, including GLPG5101, may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG5101 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and that Galapagos’ estimations regarding its GLPG5101 development program and regarding the commercial potential of GLPG5101 may be incorrect, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations.